SKADDEN, ARPS, SLATE, MEAGHER & FLOM

世達國際律師事務所

PARTNERS

CHRISTOPHER W. BETTS

GEOFFREY CHAN *

SHU DU *

ANDREW L. FOSTER *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

JONATHAN B. STONE *

PALOMA P. WANG

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYER

Z. JULIE GAO (CALIFORNIA)

42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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                                 September 25, 2020

Confidential

Ms. Celeste Murphy

Ms. Courtney Lindsay

Mr. Gary Newberry

Ms. Sasha Parikh

Division of Corporation Finance

Office of Life Sciences

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Yatsen Holding Limited (CIK No. 0001819580)

Response to the Staff’s Comments on the

Draft Registration Statement on Form F-1

Confidentially Submitted on August 18, 2020

Dear Ms. Murphy, Ms. Lindsay, Mr. Newberry and Ms. Parikh:

On behalf of our client, Yatsen Holding Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 14, 2020 on the Company’s draft registration statement on Form F-1 confidentially submitted on August 18, 2020 (the “Draft Registration Statement”).

Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) and certain exhibits via EDGAR to the Commission for confidential review. The Revised Draft Registration Statement also reflects (i) the inclusion of the Company’s unaudited interim financial statements for the six months ended June 30, 2019 and 2020, and (ii) updates relating to the interim financial results and other recent developments.

Securities and Exchange Commission

September 25, 2020

The Company respectfully advises the Staff that it recently discovered certain errors in the financial statements for the years ended December 31, 2018 and 2019 that were included in the last submission, and has corrected the errors in the restated financial statements included in this submission and included an explanation on pages F-13 and F-14.

To facilitate the Staff’s review, we will separately deliver to the Staff today five courtesy copies of the Revised Draft Registration Statement, marked to show changes to the Draft Registration Statement, and one copy of the submitted exhibits.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Prospectus Summary, page 1

1.

Please discuss where you deem appropriate in your Prospectus Summary that you are a foreign private issuer and that you are subject to different filing and disclosure obligations as compared to domestic issuers. We note your disclosure on page 75 in this regard.

In response to the Staff’s comment, the Company has revised the disclosure in the Prospectus Summary on page 10 of the Revised Draft Registration Statement.

What we have achieved, page 2

2.

Please balance your discussion regarding your revenue growth with disclosure about your net profits/losses. Please also discuss any significant known trends in your revenue (e.g., whether you expect the rate of growth to continue). Expand your discussion throughout your registration as necessary, including in your Management’s Discussion and Analysis and Business sections.

In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 102, 103, 107 and 142 of the Revised Draft Registration Statement.

Securities and Exchange Commission

September 25, 2020

Corporate History and Structure, page 6

3.

We note that you operate a portion of your business through a variable interest entity structure. Please expand your disclosure here to discuss the significance of your VIE structure and the risks associated with it.

In response to the Staff’s comment, the Company has revised the disclosure on pages 7, 8 and 9 of the Revised Draft Registration Statement.

4.	Please revise your graph to indicate where each of your offshore entities were organized.

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 93 of the Revised Draft Registration Statement.

We may lose the ability to use and enjoy assets held by our VIE, page 54

5.	Please expand your risk factor to discuss what portion of your assets are held by your VIE.

In response to the Staff’s comment, the Company has revised the disclosure on page 56 of the Revised Draft Registration Statement.

PRC regulation of loans to and direct investment in PRC entities by offshore holding companies, page 61

6.

We note that you “may make loans to [y]our PRC subsidiaries and VIE and its subsidiaries subject to the approval from or registration with governmental authorities and limitation on amount.” Please expand your disclosure here, in your Use of Proceeds section, and anywhere else you deem appropriate to quantify the amount that you will be able to loan or otherwise transfer to your PRC subsidiaries and VIE and its subsidiaries.

In response to the Staff’s comment, the Company has revised the disclosure on pages 64 and 83 of the Revised Draft Registration Statement.

Our dual-class voting structure will limit your ability to influence corporate matters, page 68

Securities and Exchange Commission

September 25, 2020

7.

Based on your bracketed risk factor here, it appears that you may have a dual class share structure. Should you have a dual share class, please prominently disclose in your Prospectus Summary the dual class structure and the implications it may have for investors.

The Staff’s comment is duly acknowledged. The Company respectfully advises the Staff that it intends to implement and maintain a dual-class share structure post-IPO and will revise the disclosure throughout the Revised Draft Registration Statement accordingly upon finalization and due authorization of the dual-class share structure.

Capitalization, page 82

8.

On page F-45 you noted that total unrecognized compensation expense relating to the Founders’ restricted shares was RMB 233,631 as of December 31, 2019. As all of these shares will vest immediately upon the IPO, regardless of the vesting schedule, please tell us why this is not reflected as a pro-forma adjustment to your accumulated deficit in the capitalization table.

In response to Staff’s comment, the Company has revised the disclosure on pages 85 and 88 of the Revised Draft Registration Statement.

9.

We noted that you have issued a significant amount of options to management and other key employees which are subject to both service and performance conditions, with the performance condition being the occurrence of an initial public offering. Please tell us why the share-based compensation related to the awards that have satisfied the service condition is not reflected as a pro-forma adjustment to your accumulated deficit in the capitalization table.

In response to Staff’s comment, the Company has revised the disclosure on pages 85 and 88 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies Fair Value of Options, page 116

10.	Please add disclosure that estimates will not be necessary to determine the fair value of ordinary shares for new awards once the shares begin trading.

Securities and Exchange Commission

September 25, 2020

In response to the Staff’s comment, the Company has revised the disclosure on page 127 of the Revised Draft Registration Statement.

Fair value of ordinary shares, page 117

11.

Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the IPO and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation and beneficial conversion features. Please discuss with the staff how to submit your response.

The Company respectfully acknowledges the Staff’s comment and undertakes that it will supplementally provide the requested information once the estimated offering price or range becomes available. The Company plans to furnish a letter with the then available information to the Staff and request confidential treatment to such letter pursuant to Rule 83 of the Rules on Information and Requests of the SEC, 17 C.F.R. § 200.83.

Notes to the Consolidated Financial Statements Footnote 2 - Significant Accounting Policies (p) Mezzanine equity, page F-18

12.	Please define the term “qualified initial public offering” that would cause the automatic conversion of the Preferred Shares.

In response to Staff’s comment, the Company has defined the term “qualified IPO” on page F-20 of the Revised Draft Registration Statement.

General

13.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Securities and Exchange Commission

September 25, 2020

The Company undertakes that if any written communication, as defined in Rule 405 under the Securities Act, is presented to potential investors in reliance on Section 5(d) of the Securities Act by the Company or anyone authorized to do so on its behalf, the Company will provide the Staff with a copy of the written communication on a confidential, supplemental basis.

*            *              *

If you have any questions regarding the Revised Draft Registration Statement, please contact the undersigned by phone at +852 3740-4863 or via e-mail at julie.gao@skadden.com, or Amanda Zhang, partner at PricewaterhouseCoopers Zhong Tian LLP, by phone at +86 10 6533 2098 or via email at amanda.zhang@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Jinfeng Huang, Chief Executive Officer and Chairman of the Board of Directors, Yatsen Holding Limited

Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP

Benjamin Su, Esq., Partner, Latham & Watkins LLP

Daying Zhang, Esq., Partner, Latham & Watkins LLP